FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 6, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended September 30, 2019

São Paulo, November 6, 2019 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended September 30, 2019 (“1Q20”). The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

1Q20 Conference Call November 7, 2019
Portuguese with simultaneous English translation 2:00 p.m. (Brasília) 12:00 p.m. (NY) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

 MESSAGE FROM MANAGEMENT

We started the 2019/2020 harvest year with Net Income of R$40.6 million and Adjusted EBITDA of R$57.4 million in 1Q20, a result that reflects a Net Revenue of R$185.0 million, R$19.0 million of which from the sale of property and R$165.2 million from the sale of agricultural products.

The estimated production area for the 2019/2020 harvest is 142,200 hectares in Brazil and Paraguay, an increase of 5.4% compared to the previous harvest, due to the expansion of the 2nd crop area, from 11,300 hectares to 18,800 hectares, and incorporation of 2,000 hectares in Paraguay. Therefore, we estimate a production of 300,800 tons of grains and cotton and 3,000 tons of meat for the 2019/2020 harvest.

In addition, we have already delivered 1.7 million tons of sugarcane from the 2019 crop, and by the end of the harvest, we estimate to deliver another 450,000 tons, totaling 2.1 million.

On October 16, the Annual and Extraordinary Shareholders’ Meeting approved the distribution of R$50.0 million as dividends, equivalent to R$0.93 per share, generating a dividend yield of 5.6%, demonstrating our commitment to return to our shareholders.

Concerned with the development of the industry’s operating chain, we made an investment of US$1,000,000.00 in Ag-Fintech Agrofy. This movement represents the Company’s efforts to invest in innovation and technology and, therefore, ensure greater efficiency and sustainability of its business. The startup is an online marketplace with a complete range of e-commerce solutions, customized to meet the needs of the retailers and their partners and channels, seeking an alternative way of connecting farmers and suppliers.

Our entire team remains committed to ensuring that the 2019/2020 harvest year brings good results and significantly contributes to the Company’s growth.

OPERATING PERFORMANCE

Definitions: 1Q19 and 1Q20 – quarters ended September 30, 2018 and September 30, 2019, respectively| 2019 and 2020 – twelve-month periods ended June 30, 2019 and June 30, 2020, respectively | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019 | 2019/2020 Harvest Year – fiscal year started on July 1, 2019 and ended on June 30, 2020.

Property Sale

Sale of Property	Alto Taquari Farm²	Jatobá Farm
Date of Sale	October/19	September/19
Location	Alto Taquari - MT	Jaborandi - BA
Area (hectares)	Total: 85 / Arable: 65	Total: 1,134 / Arable: 893
Acquisition Value + CAPEX	R$1.2 MM	R$1.7 MM
Nominal Sale Value¹	1,100 bags/ha R$5.5 MM	302 bags/ha R$22.7 MM
Accounting Gain¹	R$4.3 MM	R$16.6 MM
IRR - R$	21.4%	14.7%
¹ Considering Present Value
[2] Numbers on the annoucement day, the sale will be accounted on the next quarter

The nominal IRR considers the acquisition value plus investments in the property, the operation’s cash flows, past sales gains and receivables up to the last payment date, adjusted to present value, that is, impacted by interest rate, soybean price and exchange variation projections.

In 1Q20, we announced the sale of 1,134 hectares (893 arable hectares) of the Jatobá Farm, in Bahia. The announced nominal value of the sale was R$23.2 million, representing a gain of R$16.6 million, with an IRR of 14.7%.

On October 30, we announced the sale of 85 hectares (65 arable hectares) of the Alto Taquari Farm, in Mato Grosso. The nominal value of the sale was R$5.5 million, which represents an IRR of 21.4% and a gain of R$4.3 million. This sale will be recorded in the second quarter of 2020.

Property Portfolio

The Company’s property portfolio consisted of 235,743 hectares across six Brazilian states and Paraguay at the close of 1Q20.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	16,939	13,374
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,291	3,671
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(2)	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV(3)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V(4)	São Félix do Araguaia / MT	aug/18	Grains	20,330	20,330
13	Partnership VI(5)	Jaborandi / BA	Jul-19	Grains	3,276	3,276
	Total				235,743	169,481
(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria VI Farm for the 2019/2020 harvest, with option of renewal.

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2019, the market value of our portfolio was R$1.5 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to its appraisal, as of June 30, 2018, the market value of the portfolio was R$1.5 billion.

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

	LOCATION	Area 06/30/2018 (hectares)	Area 06/30/2019 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)
				06/30/2018	06/30/2019 ¹	06/30/2018	06/30/2019
Jatobá Farm	Bahia	21,197	18,073	293,136	231,646	376,040	-
Alto Taquari Farm	Mato Grosso	5,394	5,291	158,726	174,580	125,910	-
Araucária Farm	Goiás	5,534	5,534	137,796	163,008	135,170	-
Chaparral Farm	Bahia	37,182	37,182	312,256	373,014	397,500	-
Nova Buriti Farm	Minas Gerais	24,212	24,212	32,145	35,822	23,180	-
Preferência Farm	Bahia	17,799	17,799	58,171	65,172	61,510	-
São José Farm	Maranhão	17,566	17,566	156,798	211,988	168,260	-
Morotí (Paraguay)	Chaco Paraguay	59,490	59,490	188,946	216,018	190,954	-
Total		188,374	185,147	1,337,974	1,471,248	1,478,524	-

¹ Numbers of 06/30/2019 are not changed by the sales made in 2019/2020. The amounts will be updated after the period closing with a new appraisal, thus the numbers might be materially smaller, which wouldn't reflect an asset depreciation but a smaller Farm area.

[2] Since the Company did not make any acquisitions of Farms in the last harvest the independent appraisal was not updated on June 30, 2019.

During the 2019/2020 harvest year, we concluded the transformation process of 3,200 hectares started last harvest, and estimate to transform another 3,000 hectares. We accumulated a total transformed area of 128,600 hectares in 11 years of operation. This represents an average growth of 29% in portfolio transformation, which is the main valuation index of our properties.

Agricultural Operations

AREA

The table below shows the breakdown of the estimated area to be cultivated by farm in the 2019/2020 Harvest:

Area in Production by Farm 19/20 Harvest (ha) (1)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	2,420	215	849		849				4,333
Araucária Farm	2,441		1,476						3,917
Partnership III Farm	4,375	963	656						5,994
São José Farm and Partnership IV Farm	17,590	3,183	5,175	500	500				26,948
Jatobá Farm						4,313		7,568	11,881
Chaparral Farm			9,552			3,085	2,013	4,598	19,248
Preferência Farm						6,344		134	6,478
Partnership II Farm			6,496	991	1,341				8,828
Partnership V Farm			20,201		16,101				36,302
Partnership VI Farm			3,277						3,277
Morotí¹ (Paraguay)			6,604	2,333		3,064		2,970	14,971
Total	26,826	4,360	54,286	3,824	18,791	16,806	2,013	15,270	142,177
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

Area in Production by product (ha)		18/19 Harvest		19/20 Harvest (1)		19/20 Harvest Participation (%)		Change (%)
Grains		66,899		76,901		54.1%		15.0%
Soybean		51,843		54,286		38.2%		4.7%
Corn and Corn 2nd Crop		15,056		22,615		15.9%		50.2%
Sugarcane		31,832		31,186		21.9%		-2.0%
Pasture		17,771		16,806		11.8%		-5.4%
Cotton		1,580		2,013		1.4%		n.a.
Other		16,869		15,270		10.7%		-9.5%
Total		134,951		142,177		100.0%		5.4%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

Area in Production by Land Ownership (ha)		18/19 Harvest		19/20 Harvest (1)		19/20 Harvest Participation (%)		Change (%)
Own Area		71,134		70,828		49.8%		-0.4%
Operated by BrasilAgro		57,014		57,050		40.1%		0.1%
Leased to third parties		14,120		13,778		9.7%		-2.4%
Leased area		63,817		71,348		50.2%		11.8%
Total		134,951		142,177		100.0%		5.4%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

PRODUCTION

Grains

Production per product (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)
Soybean	154,474	158,606	2.7%
Corn	15,761	29,826	89.2%
Corn - 2nd Crop	58,377	101,470	73.8%
Total	228,612	289,902	26.8%

We estimate an increase of 26.8% of our grain production in the 2019/2020 harvest, reflecting the 15.0% expansion in the total area planted with grains, mainly due to the incorporation of 7,484 hectares for the planting of the 2nd corn crop.

Cotton

Production (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)
Cotton	4,875	8,152	67.2%

We increased the cotton planted area by approximately 500 hectares and estimate a 67.2% higher yield compared to last harvest, considering the experience gained in the first year of production of this crop in the region. The cultivation of cotton in Bahia is one of the Company’s strategy to prove the potential of the Farm.

Sugarcane

Sugarcane Harvest Year Result	2019 Harvest Estimated (Apr/01 to Nov/30)	2019 Harvest Realized (Apr/01 to Sep/30)	Change (%)
Tons harvested	2,164,999	1,698,132	-21.6%
Hectares harvested	26,510	19,924	-24.8%
TCH - Harvest tons per hectares	81.67	85.23	4.4%

In April, we began harvesting the new sugarcane crop. So far, 1.7 million tons of sugarcane have been harvested, registering a TCH (harvest tons per hectares) of 85.2. During the 2019 harvest, wildfires affected some areas of ratoons of sugarcane (700 hectares at the Alto Taquari Farm and 1,800 hectares at the São José Farm). We took corrective measures to intensify the nitrogen fertilization of the affected areas to mitigate the effect of fire in the ratoons and estimate minor yield impacts.

Cattle Raising

Cattle Raising	18/19 Harvest (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (Up to Sep/30) (C)	Change C/A (%)	Change C/B (%)
Hectares	13,351	13,721	13,351	0.0%	-2.7%
Number of heads	20,865	21,456	19,038	-8.8%	-11.3%
Meat production (kg)	2,803,685	3,048,511	491,831	-82.5%	-83.9%
Weight Gain per Day	0.53	0.47	0.42	-20.4%	-9.2%
Weight Gain per hectare	210.00	222.18	36.84	-82.5%	-83.4%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 19,000 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 13,351 hectares of already active pasture in Brazil and Paraguay.

In addition to the 13,351 hectares estimated for active pasture in 1Q20, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

We estimate a lower weight gain per day for the 2019/2020 harvest due to changes in management strategies in each farm to improve the margin of this activity.

Other

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, in 1Q20, we leased 13,778 hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to local farmers and the contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

 In addition, we have 1,358 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the Farms, developed areas and permanent crops.

EBITDA (R$ thousand)	1Q20	1Q19	Change
Net Income	40,576	136,637	-70.3%
Interest	(1,235)	(18,689)	-93.4%
Taxes	8,649	13,317	-35.1%
Depreciations and amortizations	11,972	11,624	3.0%
EBITDA	59,962	142,889	-58.0%

Adjusted EBITDA (R$ thousand)	1Q20	1Q19	Change
Net Income	40,576	136,637	-70.3%
Interest	(1,235)	(18,689)	-93.4%
Taxes	8,649	13,317	-35.1%
Depreciations and Amortizations	11,972	11,624	3.0%
Equity pick-up	40	47	-14.9%
Other operating income/expenses, net	(1)	(38)	-97.4%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(5,411)	(10,302)	-47.5%
Derivatives Results	2,849	(2,133)	n.a.
Adjusted EBITDA	57,439	130,463	-56.0%

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	1Q20	1Q19	Change
Net Income excluding farm sale	24,004	35,843	-33.0%
Interest	(1,235)	(18,689)	n.a.
Taxes	7,787	8,788	-11.4%
Depreciations and amortizations	11,972	11,624	3.0%
EBITDA	42,528	37,566	13.2%

Adjusted EBITDA (R$ thousand)	1Q20	1Q19	Change
Net Income excluding farm sale	24,004	35,843	-33.0%
Interest	(1,235)	(18,689)	n.a.
Taxes	7,787	8,788	-11.4%
Adjusted Depreciation	11,972	11,624	3.0%
Equity pick-up	40	47	-14.9%
Other operating income/expenses	(1)	(38)	-97.4%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(5,411)	(10,302)	-47.5%
Derivatives Results	2,849	(2,133)	n.a.
Adjusted EBITDA	40,005	25,140	59.1%

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	1Q20	1Q19	Change
Total	184,980	241,671	-23.5%
Farms Sale	18,974	123,335	-84.6%
Soybean	51,966	39,780	30.6%
Corn	8,859	1,883	370.5%
Cotton	5,226	-	n.a.
Sugarcane	91,936	74,114	24.0%
Cattle Raising	5,980	1,955	205.9%
Leasing	2,039	582	250.3%
Others	-	22	n.a.

In 1Q20, net revenue from sales reached R$185.0 million, 23.5% lower than the same period of the previous year, due to the accounting of a large sale (9,784 hectares) of the Jatobá Farm in 1Q19, partially offset by the increased revenue from the operation in the comparison between the periods.

SALE OF FARMS

In 1Q20, the Company recorded the sale of a plot on the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia. A total of 1,134 hectares (893 arable hectares) were sold, corresponding to the nominal value of R$23.2 million (~R$25,961/arable hectare). In the same period of the previous year, a total of R$173.8 million (nominal value) was recorded, referring to the sale of 9,784 hectares (7,485 arable hectares) of the Jatobá Farm (BA).

The table below shows the revenue from the sale of property:

Farm Sales (R$ thousand)	1Q20	1Q19	Change (%)
Nominal Value of Sale	22,650	173,771	-87.0%
Present Value Adjustment	(3,676)	(50,436)	n.a.
Revenue from Farms Sale	18,974	123,335	-84.6%
Sales Taxes	(693)	(4,502)	-84.6%
Selling Costs	(1,709)	(18,039)	-90.5%
Farm Sale Gain	16,572	100,794	-259.7%

The variation in the R$23.2 million disclosed through Material Fact and the R$22.7 million recorded in the most recent sale of the Jatobá Farm reflects the possibility of change in price due to differences between the estimated arable hectares and the arable hectares verified in the final measurement. This is possibility is remote, and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Therefore, in order to represent the risk of revenue reversal, the Company does not recognize the percentage of 2.3% of the previously disclosed value until the final measurement of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q20	1Q19	Change
Total	166,006	118,336	40.3%
Soybean	51,966	39,780	30.6%
Corn	8,859	1,883	370.5%
Cotton	5,226	-	n.a.
Sugarcane	91,936	74,114	24.0%
Cattle Raising	5,980	1,955	205.9%
Leasing	2,039	582	250.3%
Others	-	22	n.a.

Quantity sold (tons)	1Q20	1Q19	Change
Total	1,065,421	885,051	20.4%
Soybean	45,319	32,196	40.8%
Corn	24,111	3,845	n.a.
Cotton	2,685	-	n.a.
Sugarcane	992,137	848,594	16.9%
Cattle Raising	1,117	416	168.5%
Others	52	-	n.a.

Soybean revenue increased by R$12.2 million in 1Q20 compared to the same period last year, from R$39.8 million, from the sale of 32,200 tons at R$1,235.56 per ton, to R$52.0 million, from the sale of 45,300 tons at R$1,146.67 per ton. The rise in sales of soybean in 1Q20 compared to 1Q19 reflects the increase in volume sold. On the other hand, the incorporation of Parceria V in Mato Grosso impacted revenue per ton, as the price practiced in this region is lower, considering the distance for production flow.

Corn revenue in 1Q20 increased by R$7.0 million compared to the same period of the previous year, from R$1.9 million from the sale of 3,800 tons at R$489.73 per ton, to R$8.9 million, from the sale of 24,100 tons at R$367.43 per ton. The growth in corn revenue in 1Q20 compared to 1Q19 reflects the increase in volume sold. On the other hand, the incorporation of Parceria V in Mato Grosso impacted revenue per ton, as the price practiced in this region is lower, considering the distance for production flow.

Sugarcane revenue in 1Q20 increased by R$17.8 million compared to the same period of the previous year, from R$74.1 million from the sale of 848,600 tons at R$87.34 per ton, to R$91.9 million from the sale of 992,100 tons at R$92.66 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of sugarcane harvested, which went from 0.654 R$/kg in 1Q19 to 0.671 R$/kg in 1Q20.

Cattle-raising revenue in 1Q20 increased by R$4.0 million compared to the same period of the previous year, from R$2.0 million from the sale of 1,103 head of cattle at R$4.70 per kilo, to R$6.0 million, which refers to the sale of 3,348 cattle to R$5.35 per kilo.

Leasing revenue reached R$2.1 million in 1Q20 and refers to third-party leases of Farms. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 18/19	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/19
Gains and losses in agricultural products	530	598	(379)	498	32,850	(1,210)	(79)	32,808
Gains and losses in biological assets	-	-	-	-	5,410	-	-	5,410
Change in fair value of biological assets and agricultural products	530	598	(379)	498	38,260	(1,210)	(79)	38,218

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean 18/19	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/19
Area (hectares)	-	1,095	7,670	976	12,348	13,351	-	35,440
Production (Tons or Meat Kgs)	-	4,053	33,681	3,289	1,094,916	491,831	-	1,627,770
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	19,038	-	19,038
Livestock - head of cattle	-	3.70	4.39	3.37	88.67	25.83	-	45.93
Production fair value (R$ thousand)	59	2,424	10,576	7,977	108,253	3,138	260	132,687
Production Cost (R$ thousand)	471	(1,826)	(10,955)	(7,479)	(75,403)	(4,348)	(339)	(99,879)
Gain and losses in agricultural products (R$ thousand)	530	598	(379)	498	32,850	(1,210)	(79)	32,808

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2019	2018 Harvest (Jul to Dec/2018)	2019 Harvest (Jan to Jun/2019)	Total
Net Revenue	115,113	45,363	160,476
Cost of sales	(97,475)	(44,828)	(142,303)
Gain (loss) of agricultural products	16,497	11,161	27,658
Total	34,135	11,696	45,831
Produced Tons	1,329,019	603,216	1,932,235

Period ended September 30, 2019		2019 Harvest (Jul to Sep/2019)	Total
Net Revenue		91,936	91,936
Cost of sales		(90,862)	(90,862)
Gain (loss) of agricultural products		33,916	33,916
Total		34,990	34,990
Produced Tons		1,094,916	1,094,916

Sugarcane Harvest Year	2018 Harvest (Jan to Dec/2018)	2019 Harvest (Jan to Sep/2019)	Change
Net Revenue	141,445	137,299	-2.9%
Cost of sales	(133,725)	(135,690)	1.5%
Gain (loss) of agricultural products	27,443	45,077	64.3%
Total	35,163	46,686	32.8%
Produced Tons	1,763,193	1,698,132	-3.7%

By October 30, the harvest of the 2019 sugarcane crop in the Midwest region had been completed. By the end of November, we expect to have concluded the harvest of the remaining 8% of the estimated volume at the São José Farm.

Loss from cattle raising corresponded to R$1.4 million, with a production of 491.8 tons of meat, 5.0% lower compared to the same period last year. It is worth mentioning that the first four months of each harvest have a historically lower record of weight gain, due to rainfall patterns and supply of pastures.

Cattle Raising	1Q20	1Q19	Change
Net Revenue	5,980	1,955	205.9%
Cost of sales	(6,203)	(2,089)	196.9%
Gain (loss) of agricultural products	(1,211)	(1,373)	-11.8%
Total	(1,434)	(1,507)	n.a.
Produced Kgs	491,831	517,571	-5.0%

Gains or losses of biological assets

Biological Assets	Soybean 19/20	Corn (crop) 19/20	Corn (2nd crop) 19/20	Cotton 19/20	Sugarcane	Gain / Loss 09/30/19
Area (hectares)	-	-	-	-	27,491	27,491
Production (Tons)	-	-	-	-	1,931,611	1,931,611
Yield (Ton./ha)	-	-	-	-	70.26	70.26
Biological Assets (R$ thousand)	-	-	-	-	5,410	5,410

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses. In the first quarter, biological assets from soybean, corn and cotton crops are not yet accounted for.

The biological assets corresponding to sugarcane represent the total area to be harvested from April 1 to November 30, 2019.

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On September 30, 2019, the recognized amount corresponded to a loss of R$1.3 million.

COST OF PRODUCTION

18/19 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Cotton	Sugarcane	Cattle Raising
Variable costs	72%	74%	100%	86%	69%	35%
Seeds	9%	17%	22%	7%	0%	0%
Fertilizers	22%	27%	28%	16%	8%	0%
Defensives	20%	12%	16%	31%	7%	0%
Agricultural services	17%	14%	34%	32%	45%	0%
Fuels and Lubricants	3%	3%	0%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	26%
Others	1%	1%	0%	0%	0%	4%
Fixed costs	28%	26%	0%	14%	31%	65%
Labor	8%	10%	0%	3%	6%	31%
Depreciation and amortization	2%	7%	0%	3%	9%	14%
Leasing	14%	7%	0%	8%	7%	0%
Others	4%	2%	0%	0%	10%	19%

(R$ / ha)	18/19 Harvest	19/20 Harvest Estimated	Change %
Soybean(1)	2,747	2,950	7.4%
Corn(1)	2,578	2,366	-8.2%
Corn 2nd Crop	1,357	1,585	16.8%
Cotton	8,286	8,877	7.1%
Sugarcane	5,307	5,726	7.9%
(1) includes area opening amortization

COST OF GOODS SOLD

(R$ thousand)	1Q20	1Q19	Change
Cost of Goods Sold	(127,227)	(78,872)	61.3%
Soybean	(47,125)	(21,887)	115.3%
Corn	(7,649)	(1,632)	368.7%
Cotton	(6,319)	-	n.a.
Sugarcane	(59,573)	(53,231)	11.9%
Cattle Raising	(6,203)	(2,089)	196.9%
Leasing	(351)	-	n.a.
Others	(7)	(33)	-78.8%

(R$ thousand)	1Q20	1Q19	Change
Realization of the Fair Value of Biological Assets	(31,580)	(26,197)	20.5%
Soybean	16	(12,590)	n.a.
Corn	(982)	(56)	1653.6%
Cotton	380	-	n.a.
Sugarcane	(31,288)	(13,557)	130.8%
Others	294	6	n.a.

(R$ thousand)	1Q20	1Q19	Change
Total Cost of Goods Sold	(158,807)	(105,069)	51.1%
Soybean	(47,109)	(34,477)	36.6%
Corn	(8,631)	(1,688)	411.3%
Cotton	(5,939)	-	n.a.
Sugarcane	(90,861)	(66,788)	36.0%
Cattle Raising	(6,203)	(2,089)	196.9%
Leasing	(351)	-	n.a.
Others	287	(27)	n.a.

Due to adjustments to the fair value of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of the realization of the fair value of biological assets.

Soybean COGS increased by R$25.2 million in 1Q20 compared to the previous year, from R$21.9 million, from the sale of 32,200 tons at R$679.80 per ton, to R$47.1 million, from the sale of 45,300 tons at R$1,039.85 per ton. The increase in cost was due to the increase in volume sold (R$9.0 million), the variation in fertilizer prices, impacted by freight and exchange rates and the drop in productivity per hectare (R$16.2 million).

Corn COGS increased by R$6.0 million compared to the previous year, from R$1.6 million, from the sale of 3,800 tons at R$424.45 per ton, to R$7.6 million, from the sale of 24,100 tons at R$317.24 per ton. The decrease in cost was due to the higher volume sold and the consequent dilution of fixed cost.

Sugarcane COGS increased by R$6.3 million in 1Q20 versus the previous year, from R$53.2 million, from the sale of 848,600 tons at R$62.73 per ton, to R$59.6 million, from the sale of 992,100 million tons at R$60.05 per ton of sugarcane. The decrease in cost per ton is mainly due to improved productivity at the São José Farm, which resulted in greater dilution of cost.

Cattle-raising COGS increased R$4.1 million in 1Q20 compared to the previous year, from R$2.1 million from the sale cost of 1,103 head of cattle at R$1.8 thousand per head, to R$6.2 million from the sale cost of 3,348 head of cattle at R$1.9 thousand per head.

SELLING EXPENSES

(R$ thousand)	1Q20	1Q19	Change
Selling expenses	(3,873)	(1,175)	229.6%
Freight	(1,360)	(281)	384.0%
Storage and Processing	(2,489)	(446)	458.1%
Others	(24)	(448)	-94.6%

In 1Q20, we recorded R$3.9 million in selling expenses, an increase of R$2.7 million compared to 1Q19, mainly due to the higher volume sold and higher storage expenses in Mato Grosso, after the start of operations at the Parceria V Farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q20	1Q19	Change
General and administrative expenses	(9,186)	(10,316)	-11.0%
Depreciations and amortizations	(324)	(380)	-14.7%
Personnel expenses	(6,018)	(6,972)	-13.7%
Expenses with services providers	(1,098)	(1,127)	-2.6%
Leases and Rents	(89)	(176)	-49.4%
Taxes	(867)	(961)	-9.8%
Travel expenses	(175)	(151)	15.9%
Software expenses	(276)	(151)	82.8%
Other expenses	(339)	(398)	-14.8%

In 1Q20, general and administrative expenses decreased by 11.0% compared to the same period of the previous year, from R$10.3 million to R$9.2 million. The 49.4% decrease in lease and rental expenses reflects the reclassifications established by IFRS 16.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q20	1Q19	Change
Other operating income/expenses	446	(300)	n.a.
Gain/Loss on sale of fixed assets	585	(130)	n.a.
Provisions for lawsuits	88	31	183.9%
Others	(227)	(201)	12.9%

FINANCIAL RESULT

(R$ thousand)	1Q20	1Q19	Change
Total	1,235	18,689	-93.4%
Interest (i)	(4,723)	(4,730)	-0.1%
Exchange vartiation (ii)	1,415	(931)	n.a.
Present value adjustment (iii)	5,759	23,969	-76.0%
Results with derivatives (iv)	(2,743)	(1,221)	124.7%
Other financial income / expenses (v)	1,527	1,602	-4.7%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the exchange variation on the offshore account; (iii) the present value of the Araucária, the Alto Taquari and the Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and returns on cash investments.

The realization of the present value of assets and liabilities in 1Q20, in the amount of R$7.6 million, shows the variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags, and the variation of Consecana’s price in the lease of the Parceria IV Farm.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 1Q20, the result of derivative transactions was a negative R$2.7 million, R$7.8 million of which are related to currency operations and R$5.1 million are related to operations with commodities. In 1Q19, derivative operations totaled a negative R$1.2 million, R$2.6 million of which are related to currency operations and R$1.4 million related to operations with commodities.

The rise in other financial income / expenses is due to the SELIC rate reduction. The Company’s cash position went from an average cash flow of R$80.0 million in 1Q19 to R$102.2 million in 1Q20.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•       Estimated gross margin based on the current price environment.

•       Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•       Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•       Comparison between current estimates and the Company’s budget.

•       Comparison of the estimated gross margin and the historical average.

•       Market expectations and trends.

•       Tax aspects.

HEDGE POSITION ON OCTOBER 31, 2019

Harvest	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
19/20	64,821 ton	43.6%	9.63	USD 30,043	56.8%	4.04
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

DISTRIBUTION OF DIVIDENDS

On October 16, the Annual and Extraordinary Shareholders’ Meeting approved the distribution of dividends equivalent to R$0.93 per share. The payment of dividends will be made as of November 14, and the Company's shares Company will be traded "ex" dividends from October 17, 2019.

NET ASSET VALUE – NAV

(R$ mil)	09/30/2019
	Book	NAV
BrasilAgro's Equity	938,852	938,852
Properties appraisal	-	1,471,248
(-) Balance Sheet - Land Value (Investment Properties)	-	(564,467)
NAV - Net Asset Value	938,852	1,845,633
Shares	56,889	56,889
NAV per share	16.50	32.44

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities	09/30/2019	06/30/2019	Change
Cash and Cash equivalents	112,461	106,627	5.5%
Cash and Banks	24,554	25,614	-4.1%
Repurchase agreements	7,438	12,632	-41.1%
Bank deposit certificates	52,478	46,262	13.4%
Finance Lease bills	27,991	22,119	26.5%
Marketable securities	4,041	4,038	0.1%
Bank deposit certificates	4,041	3,983	1.5%
Treasury financial bills	-	55	n.a.
Restricted Marketable securities	9,209	9,114	1.0%
Banco do Nordeste (loan guarantees)	9,209	9,114	1.0%
Total	125,711	119,779	5.0%

CLIENTS

(R$ mil)	09/30/2019	06/30/2019	Change
Sugarcane Sales	47,224	27,623	71.0%
Grains Sales	36,387	36,546	-0.4%
Cattle Raising Sales	958	1,210	-20.8%
Leases and Rents	4,308	6,954	-38.1%
Machinery Sales	353	121	191.7%
Farm Sales	46,315	41,351	12.0%
	135,545	113,805	19.1%

Provision for doubtful accounts	(1,159)	(1,159)	0.0%

Current total	134,386	112,646	19.3%

Farm Sales	176,016	180,597	-2.5%

Non-current total	176,016	180,597	-2.5%

INVENTORY

(R$ thousand)	09/30/2019	06/30/2019	Change
Soybean	12,524	54,581	-77.1%
Corn	15,242	11,116	37.1%
Cotton	6,354	4,349	46.1%
Livestock	37,072	37,122	-0.1%
Other crops	462	255	81.2%
Agricultural Products	71,654	107,423	-33.3%
Supplies	56,294	26,767	110.3%
Total	127,948	134,190	-4.7%

The Company ended 1Q20 with an inventory of 13,500 tons of soybean, 45,800 tons of corn, 2,100 tons of cotton and 19,000 head of cattle. At the end of 1Q19, the Company’s inventory was 15,700 tons of soybean, 4,800 tons of corn and 20,300 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2019	20,865	37,122
Aquisition, Birth | Aquisition Expenses	1,606	3,485
Handling Expenses	-	4,348
Sales	(3,348)	(6,153)
Deaths	(85)	(127)
Exchange variation	-	(392)
Fair value variation	-	(1,211)
In September 30, 2019	19,038	37,072

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	09/30/2019	06/30/2019	Change
Short term
Financing for Agricultural Funding	Sep-20	Pre 6.14 to 7.00	13,928	38,588	-63.9%
Financing for Agricultural Funding (USD)	Nov-19	Pre 7.25 to 8.25	19,763	18,364	7.6%
Financing of Projeto Bahia	Sep-20	Pre 3.50 to 9.00	4,583	6,243	-26.6%
Machinery and Equipment Financing	Sep-20	TJLP + 3.73 Pre 8.50 to 10.50	1,635	1,431	14.3%
Sugarcane Financing	Sep-20	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	32,508	1,401	n.a.
Debentures	Sep-20	106.50 and 110.00 of CDI rate	42,668	10,581	303.3%
			115,085	76,608	50.2%
Long term
Financing of Agricultural Costs	Aug-24	Pre 7.64	6,666	-	n.a.
Financing of Projeto Bahia	Aug-23	Pre 3.50 to 9.00	18,105	22,291	-18.8%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 10.50	3,792	4,111	-7.8%
Sugarcane Financing	Dec-23	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	14,200	42,081	-66.3%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	99,587	140,762	-29.3%
			142,350	209,245	-32.0%
Total			257,435	285,853	-9.9%

On September 30, 2019 and June 30, 2019, the balance of loans and financing was R$257.4 million and R$285.9 million, respectively. The payment of interest and principal totaled R$46.8 million in 1Q20.

During the period, R$12.6 million were also disbursed to finance the cost of sugarcane, soybean, corn and cotton operations.

The average cost of debt is 6.2% p.a., with an average maturity of 2 years.

FINANCIAL LEASES – IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use asset measured at the amount equal to the lease liability, calculated at present value based on the lessee’s incremental borrowing rate on the transition date, classified as Financial leases.

Therefore, the value of the right of use Asset and its equivalent value in the lease Liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company’s main agreements subject to IFRS 16 apply to agricultural partnership operations and land leasing, in addition to other minor contracts involving the leasing of vehicles, buildings and machinery.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see Notes 14 and 27 in the Quarterly Information.

(R$ thousand)	Nature		09/30/2019		06/30/2019		Change
Short Term
Sugarcane Finance Leasing	Partnership III		261		254		2.8%
Operating Leases	-		16,380		21,133		-22.5%
			16,641		21,387		-22.2%
Long Term
Sugarcane Finance Leasing	Partnership IV		23,494		20,943		12.2%
Operating Leases	-		91,953		-		n.a.
			115,447		20,943		451.2%
Total			132,088		42,330		212.0%

(R$ thousand)	06/30/2019	IFRS 16 Initial Adoption	Exchange Variation	Updates	Payment	06/30/2019	Change
Sugarcane Finance Leasing - Partenership III	254	-	-	7	-	261	-2.7%
Sugarcane Finance Leasing - Partenership IV	20,943	-	-	2,551	-	23,494	-10.9%
Operating Leases	21,133	92,795	52	1,885	(7,532)	108,333	-80.5%
Total	42,330	92,795	52	4,443	(7,532)	132,088	-68.0%

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high value added crops and to transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	410,561	39,658	78,832	19,666	548,717
In June 30, 2019
Acquisitions	-	39	6	3,689	3,734
Reductions	(1,219)	-	(487)	-	(1,706)
(-) Depreciation/ Amortization	-	(403)	(1,713)	-	(2,116)
Cumulative Translation Adjustment	11,543	854	2,949	492	15,838
In September 30, 2019	420,885	40,148	79,587	23,847	564,467

DEPRECIATION – AREA OPENING

(R$ thousand)	1Q20	1Q19	Change
Maintenance	(2,460)	(2,415)	1.9%
Opening¹	(4,009)	(11,870)	-66.2%
Total	(6,469)	(14,285)	-54.7%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Sugarcane	Property, Plant and Equipment
Initial Balance	111	13,774	11,022	1,044	81,901	107,852
In June 30, 2019
Acquisitions	-	398	1,858	38	4,527	6,821
Reductions	-	(11)	(723)	(2)	-	(736)
(-) Depreciation/ Amortization	(16)	(447)	(2,442)	(43)	(9,121)	(12,069)
Cumulative Translation Adjustment	-	2	160	14	-	176
In September 30, 2019	95	13,716	9,875	1,051	77,307	102,044

INVESTMENT IN AGROFY

On October 2, the Company announced an investment of US$1,000,000.00 in Ag-Fintech Agrofy, in return for a stake in the company. The startup is an online marketplace with a complete range of e-commerce solutions, customized to meet the needs of the retailers and their partners and channels, seeking an alternative way of connecting farmers and suppliers.

This investment was made in a primary funding round and represents the Company’s efforts to invest in innovation and technology and, therefore, ensure greater efficiency and sustainability of its business.

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On November 6, 2019, BrasilAgro’s shares (AGRO3) were traded at R$16.85, resulting in a market cap of R$958.6 million, while its ADRs (LND) were traded at US$4.20.

HIGHLIGHTS - AGRO3	1Q20	1Q19
Average Daily Trade Volume (R$)	1,710,424	748,285
Maximun (R$ per share)	17.13	13.18
Mininum (R$ per share)	15.22	12.09
Average (R$ per share)	16.12	12.51
Closing Quote (R$ per share)	16.88	12.29
Variation in the period (%)	6.59%	1.33%

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Cattle
1 arroba	~66.2 pounds	30 Kg
1 net arroba (excluding carcass)	~33.1 pounds	15 Kg

INCOME STATEMENT

(R$ thousand)	1Q20	1Q19	Change
Revenues from Farm Sales	18,974	123,335	-85%
Revenues from grains	61,744	42,569	45%
Revenues from cotton	5,260	-	n.a.
Revenues from sugarcane	91,937	75,687	21%
Revenues from cattle raising	6,263	2,000	213%
Revenues from leasing	2,603	1,566	66%
Other revenues	137	71	93%
Deductions from gross revenue	(1,938)	(3,556)	-46%
Net Sales Revenue	184,980	241,672	-23%
Change in fair value of biological assets and agricultural products	38,218	29,042	32%
Impairment	(1,345)	-	n.a.
Net Revenue	221,853	270,714	-18%
Cost of Farm Sale	(2,402)	(22,541)	-89%
Cost of agricultural products sale	(158,808)	(105,069)	51%
Gross Profit	60,643	143,104	-58%
Selling Expenses	(3,873)	(1,174)	230%
General and Administrative Expenses	(9,186)	(10,318)	-11%
Depreciation and Amortization	(324)	(380)	-15%
Personnel expenses	(6,018)	(6,972)	-14%
Expenses with services providers	(1,098)	(1,127)	-3%
Leases and Rents	(89)	(176)	-49%
Others expenses	(1,657)	(1,663)	0%
Other operating income/expenses, net	446	(300)	n.a.
Equity pick up	(40)	(47)	-15%
Financial result	1,235	18,689	-93%
Financial income	71,605	135,031	-47%
Interest on Financial Investments	1,757	2,059	-15%
Interest on assets	156	111	41%
Foreign exchange variations	2,795	1,265	121%
Unwind of present value adjustment	40,609	75,433	-46%
Realized results with derivatives	4,812	13,421	-64%
Unrealized results with derivatives	21,476	42,742	-50%
Financial expenses	(70,370)	(116,342)	-40%
Interest expenses	(83)	(98)	-15%
Bank charges	(147)	(359)	-59%
Interest on liabilities	(4,879)	(4,841)	1%
Foreign exchange variations	(1,380)	(2,196)	-37%
Unwind of present value adjustment	(34,850)	(51,464)	-32%
Realized results with derivatives	(4,706)	(16,776)	-72%
Unrealized results with derivatives	(24,325)	(40,608)	-40%
Profit (loss) before income and social contribution taxes	49,225	149,954	-67%
Income and social contribution taxes	(8,649)	(13,317)	-35%
Profit (loss) for the period	40,576	136,637	-70%
Outstanding shares at the end of the period	56,888,916	56,888,916	n.a.
Basic earnings (loss) per share - R$	0.71	2.40	-70%

BALANCE SHEET – ASSETS

Assets (R$ thousand)	09/30/2019	06/30/2019	Change
Current assets
Cash and Cash equivalents	112,461	106,627	5%
Marketable securities	4,041	4,038	0%
Derivative financial instruments	5,646	5,906	-4%
Trade accounts receivable	156,576	125,320	25%
Inventories	90,876	97,068	-6%
Biologial assets	92,675	99,881	-7%
Transactions with related parties	2,002	1,987	1%
	464,277	440,827	5.3%

Non-current assets
Biological assets	19,461	23,235	-16%
Marketable securities	9,209	9,114	1%
Derivative financial instruments	787	1,013	-22%
Diferred taxes	16,822	20,510	-18%
Accounts receivable and other credits	202,619	203,533	0%
Investment properties	564,467	548,717	3%
Investments	3,410	1,256	n.a.
Property, plant and equipment	102,044	107,852	-5%
Intangible assets	1,611	1,557	3%
Using rights of Leasings	89,049	-	n.a.
	1,009,479	916,787	10.1%

Total assets	1,473,756	1,357,614	8.6%

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	09/30/2019	06/30/2019	Change
Current liabilities
Trade accounts payable and other obligations	98,955	98,070	1%
Loans and financing	115,085	76,608	50%
Labor obligations	10,535	17,093	-38%
Derivative financial instruments	13,020	11,055	18%
Transactions with related parties	2,361	2,405	-2%
Financial Leasings	16,641	21,387	-22%
	256,597	226,618	13.2%

Non-current liabilities
Trade accounts payable and other obligations	19,775	19,451	2%
Loans and financing	142,350	209,245	-32%
Financial Leasings	115,447	20,943	451%
Provision for legal claims	735	824	-11%
	278,307	250,463	11.1%

Total liabilities	534,904	477,081	12.1%

Equity
Share Capital	584,224	584,224	n.a.
Capital reserves	5,155	3,645	41%
Treasury shares	(35,208)	(35,208)	0%
Profits reserves	281,052	281,052	0%
Proposed additional dividends	7,944	7,944	n.a.
Comprehensive Income	55,109	38,876	42%
Accumulated profit	40,576	-	n.a.
Total equity	938,852	880,533	6.6%

Total liabilities and equity	1,473,756	1,357,614	8.6%

CASH FLOW

(R$ thousand)	1Q20	1Q19	Change
CASH FLOW OF OPERATING ACTIVITIES
Profit (loss) for the period	40,576	136,637	-70%
Adjustments to reconcile net income
Depreciation and amortization	11,972	11,624	3%
Farm Sales Gain	(16,572)	(100,794)	-84%
Residual value of fixed assets	245	135	81%
Written-off in investment properties	487	9,499	-95%
Equity Pickup	40	47	-15%
Gain unrealized results with derivatives	2,849	(2,134)	n.a.
Exchange rate, monetary and financial charges	1,634	3,700	-56%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(5,759)	(23,969)	-76%
Share based Incentive Plan (ILPA)	1,510	526	187%
Income and social contribution taxes	3,688	7,682	-52%
Fair value of biological assets and agricultural products and depletion of harvest	(38,218)	(29,042)	32%
Provision (Reversal) of impairment of agricultural products after harvest	1,345	-	n.a.
Allowance for doubtful accounts	-	(511)	n.a.
Provisions for lawsuits	(89)	(31)	187%
	3,708	13,369	-72%
Changes in the Short Term Operating Capital
Trade accounts receivable	9,696	(24,457)	n.a.
Inventories	4,643	3,286	41%
Biological Assets	56,604	8,329	n.a.
Recoverable Taxes	(3,451)	(3,690)	-6%
Derivative Transactions	685	(2,400)	n.a.
Other assets	(9,012)	(3,887)	132%
Suppliers	661	3,774	-82%
Related parties	(163)	(26)	527%
Taxes payable	7,472	3,848	94%
Income tax and social contribution	(4,458)	1,758	n.a.
Labor obligations	(6,584)	3,488	n.a.
Advance from customers	(3,915)	(15,658)	-75%
Operating Leases	(7,531)	4,970	n.a.
Other obligations	(34)	(211)	-84%
Net Cash generated by (used in) operating activities	48,321	(7,507)	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(6,975)	(5,485)	27%
Additions to property for investments	(3,734)	(7,867)	-53%
Redemption of (investment in) marketable securities	353	(11,735)	n.a.
Reduction (increase) of Investment and Participation	(2,087)	-	n.a.
Cresca's Joint Venture acquisition	24	-	n.a.
Advances for Future Capital Increases	-	(47)	n.a.
Receivables from farm sale	2,698	26,790	-90%
Net Cash generated by (used in) investment activities	(9,721)	1,656	n.a.
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	12,622	3,000	321%
Interest from Loans and Financing	(14,931)	(357)	n.a.
Payment of loans and financing	(31,906)	(34,038)	-6%
Generated (provided) net cash by financing activities	(34,215)	(31,395)	9%
Increase (decrease) in cash and cash equivalents	4,385	(37,246)	n.a.
FX Variation in cash and cash equivalents	1,449	766	89%
Cash and cash equivalents initial balance	106,627	104,314	2%
Cash and cash equivalents final balance	112,461	67,834	66%
	5,834	(36,480)	n.a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer